November 2, 2018




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re:    Guggenheim Defined Portfolios, Series 1833
       File Nos. 333-227765 and 811-03763

Dear Mr. Fess:

       On October 10, 2018, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1833 (the "Fund"), consisting of a unit investment trust, Quality
Quantamental Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary -- Principal Investment Strategy

1. The second sentence of this section states that "Quantamental investing is the combination of quantitative and fundamental investment techniques." Please explain in this section the differences between quantitative investment techniques and fundamental investment techniques. Please also provide a clear explanation of how these two investment techniques select securities.
 Eric F. Fess, Esq.
November 2, 2018
Page 2


2. This section states that the trust consists of "U.S.-listed common stocks." Please clarify in this section whether the common stocks held in the trust may include those of foreign and/or emerging market issuers. If so, please provide corresponding risk disclosures.

3. This section also states that the sponsor will select the trust portfolio's constituents "with the assistance of Wells Fargo Securities Equity Research Team." Please explain to us why Wells
Fargo Securities Equity Research Team should not be considered an investment adviser to the trust pursuant to Section 2(a)(20) of the Investment Company Act of 1940 (the "Investment
Company Act"), and therefore subject to the requirements of Section 15 of the Investment
Company Act. In your explanation, please give additional details regarding the role that Wells
Fargo plays in selecting portfolio constituents, as well as how Wells Fargo is compensated for its assistance (e.g., a flat fee or a percentage of trust assets).

Investment Summary -- Security Selection

4. The second bullet of this section states that the Fund may invest in securities with market capitalizations as low as $3 billion. Please include the risks of small capitalization companies in the discussions of the trust's principal risks.

Investment Summary -- Principal Risks

5. Please provide a risk stating that the stock selection criteria used in the trust's
Quantamental investment strategy may not produce the desired investment results.

Investment Summary -- Fees and Expenses

6. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
 Eric F. Fess, Esq.
November 2, 2018
Page 3


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        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Michael J. Spratt
       Michael J. Shaffer